Exhibit 99.1

Akumin Inc. Announces Second Quarter 2021 Financial Results and

Filing of Restated Financial Statements

November 15, 2021 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Corporation”) announced today its financial results for the quarter ended June 30, 2021 (“Q2 Fiscal 2021”), as well as the filing of its restated annual financial statements for the periods ended December 31, 2020 and 2019 and its restated interim financial statements for the quarter ended March 31, 2021 (the “Restated Financial Statements”).

Q2 Fiscal 2021

Summary Consolidated Financial Results (in thousands, except for per share amounts)

		(Restated)		(Restated)

	3-month period ended Jun. 30, 2021	3-month period ended Jun. 30, 2020	6-month period ended Jun. 30, 2021	6-month period ended Jun. 30, 2020

Volume in RVUs	1,659	1,094	3,174	2,619

Revenue	69,496	47,365	133,459	115,535

EBITDA (1)	6,153	4,428	16,201	14,252

Adjusted EBITDA (1)	11,685	5,636	20,583	15,545

EPS –Diluted	(0.10)	(0.11)	(0.15)	(0.15)

(1) See “Non-GAAP Measures” below.

Commenting on the Q2 Fiscal 2021 financial results, Riadh Zine, Chairman and Co-Chief Executive Officer of the Corporation, said, “During the quarter, we generated revenue of $69.5 million, which is in-line with consensus estimates. After taking into account the revised approach to implicit price concessions reflected in our restated financial statements, the total service fee revenue per RVU during the second quarter of 2021 was $41, as compared to $42 after the restatement for the full fiscal 2020. Prior to the restatement, we showed total service fee revenue per RVU of $43 for fiscal 2020.

“Akumin’s volume for the quarter was approximately 1,659,000 RVUs, compared to approximately 1,094,000 RVUs in the same quarter last year. This represents an increase of 52% year-over-year and a 10% increase compared to Q1 2021. On an organic volume basis, RVUs increased by 45% compared to the same prior period, which was significantly impacted by the COVID-19 pandemic. Volumes for the quarter are in-line with pre-pandemic levels in most regions where we currently operate.

“Adjusted EBITDA during the quarter was $11.7 million as compared to $5.6 million in the same period last year,” Mr. Zine concluded.

Restated Financial Statements and Delayed Q3 Filings

As previously announced, Akumin has restated its annual financial statements for the years ended December 31, 2020 and 2019 and its interim financial statements for the period ended March 31, 2021, as well as the management’s discussion and analysis for those periods.

The Restated Financial Statements were necessary because management determined corrections were required relating to its estimates for implicit price concessions on historic accounts receivable and because certain costs relating to the replacement of certain component parts that were previously capitalized should more accurately be expensed as repair and maintenance. In accordance with the prior disclosure in Akumin’s press releases dated October 12, 2021 and November 8, 2021, the changes made in the Restated Financial Statements resulted in an accounts receivable balance as at June 30, 2021 shown in the Q2 Fiscal 2021 financial statements of $67.6 million, and a restated balance as at March 31, 2021 of $64.2 million, as compared to Akumin’s previously reported March 31, 2021 accounts receivable balance of $95.9 million, and a net book value of property and equipment as at June 30, 2021 shown in the Q2 Fiscal 2021 financial statements of $60.4 million, and a restated net book value as at March 31, 2021 of $61.6 million, as compared to Akumin’s previously reported March 31, 2021 net book value of property and equipment of $79.2 million.

As disclosed previously, given preparation of the Restated Financial Statements and Akumin’s interim financial statements for Q2 Fiscal 2021 has impacted the timely completion, and auditor’s review, of Akumin’s interim financial statements for the quarter ended September 30, 2021, Akumin will not be able file its interim financial results for the quarter ended September 30, 2021, and the related management’s discussion and analysis and CEO and CFO certificates (collectively, the “Q3 Filings”) by today’s reporting deadline of November 15, 2021. Akumin is currently working to complete the Q3 Filings and the auditor’s review of such filings at the earliest possible date and currently expects to be in a position to file the Q3 Filings by December 15, 2021.

In light of the delays related to Akumin’s Q3 Filings, Akumin anticipates that it will continue to be subject to the management cease trade order granted by the Ontario Securities Commission (the “OSC”), as principal regulator of Akumin, on August 20, 2021 (the “MCTO”) under National Policy 12-203 – Management Cease Trader Orders (“NP 12-203”) until such order is rescinded by the OSC following Akumin’s filing of the Q3 Filings. Akumin confirms that it will continue to satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements and the MCTO continues to apply.

“We appreciate the patience of our various stakeholders as we’ve worked to address the issues identified in our review of Akumin’s Q2 and historic financial results,” said Mr. Zine with respect to the filings. “We believe the robust review process undertaken is reflective of our prudent approach to ensuring the integrity of our financial statements and public filings. We continue to work hard to complete our Q3 filings as expeditiously as possible and look forward to returning to business as usual going forward, with a focus on maximizing the value of our combined company as we continue to integrate the Alliance acquisition.”

Akumin Completed Acquisition of Alliance

As previously announced, subsequent to the end of the quarter, Akumin closed its acquisition of Alliance HealthCare Services, Inc. on September 1, 2021 for a purchase price of $820 million.

“Akumin is now a powerhouse in outpatient healthcare solutions well positioned to play a significant role in a changing healthcare ecosystem that is shifting rapidly toward an outpatient setting,” Mr. Zine said with respect to the acquisition. “The Corporation offers multiple healthcare services, has long-standing relationships with hospitals, health systems and physician groups, and possesses the scale and experience to drive efficiencies, innovation, and organic growth.”

“As the partner of choice to hospital, health systems and physicians in outpatient imaging and cancer care services, our team will continue to put patient experience at the heart of what we do, while fully integrating the corporate and shared services of the organization to support all our healthcare solutions in all the communities that we serve,” added Rhonda Longmore-Grund, President and Co-Chief Executive Officer.

Foreign Private Issuer Status

As contemplated by the Corporation’s management information circular dated April 7, 2021, the Corporation determined that as of June 30, 2021, more than 50% of its outstanding voting securities are held by U.S. residents. Because more than 50% of the Corporation’s assets are located in, and Akumin’s business is administered principally in, the United States, as of January 1, 2022, Akumin will no longer qualify as a foreign private issuer. As a result, from and after January 1, 2022, in addition to other obligations, Akumin will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the Securities and Exchange Commission. These filings are more detailed and extensive in certain respects, and must be filed more promptly, than the forms available to Akumin as a foreign private issuer.

About Akumin

Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Akumin now provides (1) freestanding, fixed-site outpatient diagnostic imaging services through a network of more than 170 owned and/or operated independent imaging centers located in 11 states; and (2) outpatient radiology and oncology solutions to more than 1,000 hospitals and health systems in 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin and its ~4,000 Team Members facilitate more efficient and effective diagnosis and treatment for patients and their providers in 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; our cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

Non-GAAP Measures

This press release refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Definitions and reconciliations of non-GAAP measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated August 16, 2021 available in our public disclosure at www.sedar.com and www.sec.gov.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (benefit) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events. In particular, this release contains forward-looking information relating to the anticipated filing of the Q3 Filings, the continued application of the MCTO, Akumin’s intentions to continue to satisfy the provisions of the alternative information guidelines under NP 12-203 and Akumin’s ceasing to qualify as a foreign private issuer.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our management’s discussion and analysis for the quarter ended June 30, 2021 dated November 15, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

<Financial tables follow.>

Selected Consolidated Financial Information

		(Restated)

(in thousands)	Three-month period ended Jun 30, 2021	Three-month period ended Jun 30, 2020
Service fees – net of allowances and discounts	68,243	45,821
Other revenue	1,253	1,544
Revenue	69,496	47,365

Employee compensation	23,792	15,881
Reading fees	10,860	7,423
Rent and utilities	7,662	8,309
Third party services and professional fees	8,492	6,818
Administrative	4,095	2,494
Medical supplies and other expenses	2,867	2,282
Depreciation and amortization	4,584	4,368
Stock-based compensation	785	566
Operational financial instruments revaluation and other (gains) losses	256	(1,785)
Interest expense	8,920	8,014
Settlement costs (recoveries)	(318)	524
Acquisition related costs	4,350	81
Other financial instruments revaluation and other (gains) losses	-	(96)
Income (loss) before income taxes	(6,849)	(7,514)
Income tax provision (benefit)	6	(17)
Non-controlling interests	502	440
Net income (loss) attributable to shareholders of Akumin	(7,357)	(7,937)

		(Restated)

Adjusted EBITDA (in thousands)	Three-month period ended Jun 30, 2021	Three-month period ended Jun 30, 2020
Revenue	69,496	47,365
Less:
Employee compensation	23,792	15,881
Reading fees	10,860	7,423
Rent and utilities	7,662	8,309
Third party services and professional fees	8,492	6,818
Administrative	4,095	2,494
Medical supplies and other expenses	2,867	2,282
Deferred rent (expense) credit	(459)	(1,918)
Sub-total	57,309	41,289
Non-controlling interests	502	440
Adjusted EBITDA	11,685	5,636
Adjusted EBITDA Margin	17%	12%

		(Restated)

(in thousands)	Six-month period ended Jun 30, 2021	Six-month period ended Jun 30, 2020
Service fees – net of allowances and discounts	131,709	113,366
Other revenue	1,750	2,169
Revenue	133,459	115,535

Employee compensation	46,909	40,699
Reading fees	20,844	18,346
Rent and utilities	15,346	15,818
Third party services and professional fees	16,140	15,221
Administrative	7,662	6,249
Medical supplies and other expenses	6,008	5,209
Depreciation and amortization	9,073	8,643
Stock-based compensation	1,212	1,158
Operational financial instruments revaluation and other (gains) losses	346	(8,113)
Interest expense	17,288	15,477
Settlement costs (recoveries)	(342)	880
Acquisition related costs	5,628	300
Other financial instruments revaluation and other (gains) losses	(3,366)	4,475
Income (loss) before income taxes	(9,289)	(8,827)
Income tax provision (benefit)	71	972
Non-controlling interests	871	1,041
Net income (loss) attributable to shareholders of Akumin	(10,231)	(10,840)

		(Restated)

Adjusted EBITDA (in thousands)	Six-month period ended Jun 30, 2021	Six-month period ended Jun 30, 2020
Revenue	133,459	115,535
Less:
Employee compensation	46,909	40,699
Reading fees	20,844	18,346
Rent and utilities	15,346	15,818
Third party services and professional fees	16,140	15,221
Administrative	7,662	6,249
Medical supplies and other expenses	6,008	5,209
Deferred rent (expense) credit	(904)	(2,593)
Sub-total	112,005	98,949
Non-controlling interests	871	1,041
Adjusted EBITDA	20,583	15,545
Adjusted EBITDA Margin	15%	13%

Reconciliation of Non-GAAP Measures

		(Restated)		(Restated)

(in thousands)	Three-month period ended Jun 30, 2021	Three-month period ended Jun 30, 2020	Six-month period ended Jun 30, 2021	Six-month period ended Jun 30, 2020

Net income (loss) attributable to shareholders of Akumin	(7,357)	(7,937)	(10,231)	(10,840)

Income tax provision (benefit)	6	(17)	71	972

Depreciation and amortization	4,584	4,368	9,073	8,643

Interest expense	8,920	8,014	17,288	15,477

EBITDA	6,153	4,428	16,201	14,252

Adjustments:

Stock-based compensation	785	566	1,212	1,158

Settlement costs (recoveries)	(318)	524	(342)	880

Acquisition-related costs	4,350	81	5,628	300

Operational financial instrument revaluation and other (gains) losses	256	(1,785)	346	(8,113)

Other financial instruments revaluation and other (gains) losses	-	(96)	(3,366)	4,475

Deferred rent expense (credit)(1)	459	1,918	904	2,593

Adjusted EBITDA	11,685	5,636	20,583	15,545

Revenue	69,496	47,365	133,459	115,535

Adjusted EBITDA Margin	17%	12%	15%	13%

Adjusted EBITDA	11,685	5,636	20,583	15,545

Less:

Depreciation and amortization	4,584	4,368	9,073	8,643

Interest expense	8,920	8,014	17,288	15,477

Sub-total	(1,819)	(6,746)	(5,778)	(8,575)

Effective tax rate(2)	23.9%	24.1%	23.9%	24.1%

Tax effect	(434)	(1,626)	(1,378)	(2,067)

Adjusted net income (loss) attributable to shareholders of Akumin	(1,385)	(5,120)	(4,400)	(6,508)

(1)	Based on note 9 of the Corporation’s Q2 2021 Financial Statements; Deferred rent expense (credit) is defined as operating lease cost less operating cash flows from operating leases.
(2)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.